FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 16, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

 APPROVAL OF THE EXECUTION OF THE PROVISIONAL AGREEMENT IN VENEZUELA AT SHAREHOLDERS’ MEETINGS

Buenos Aires, November 16, 2005. Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) and Petrobras Energía S.A. announce that the execution of the Provisional Agreement for the Oritupano Leona Area, in Venezuela, was approved at the Shareholders’ Meetings held today. This agreement was subscribed on September 29, 2005 subject to approval by Petrobras Energía S.A.’s Regular Shareholders’ Meeting. At both meetings, it was informed that the process of converting operating agreements relating to operations in Venezuela to the partially state-owned company modality has a significant impact, potentially negative, on the Companies’ financial condition and results of operations.  That notwithstanding, the importance of maintaining operations in Venezuela was emphasized in the light of Venezuela’s significance in the hydrocarbon industry and future business opportunities.

www.petrobras.com.ar

(54-11) 4344-6655

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 11/16/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney